UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 8-K
__________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 17, 2021
__________________________
1LIFE HEALTHCARE, INC.
(Exact name of Registrant as Specified in Its Charter)
__________________________

Delaware	001-39203	76-0707204
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
One Embarcadero Center, Suite 1900
San Francisco, CA 94111
(415) 814-0927
(Registrant’s Telephone Number, Including Area Code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
__________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	ONEM	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

Supplemental Disclosures to the Proxy Statement/Prospectus/Consent Solicitation Statement

As previously disclosed, on June 6, 2021, 1Life Healthcare, Inc. (“One Medical”), and Iora Health, Inc. (“Iora”), entered into an Agreement and Plan of Merger (the “merger agreement”) pursuant to which a wholly owned subsidiary of One Medical (“Merger Sub”) will merge with and into Iora, with Iora surviving the merger as a wholly owned subsidiary of One Medical (the “merger”).

This Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement the proxy statement/prospectus/consent solicitation statement (the “proxy statement/prospectus/consent solicitation statement”) (1) included in the Registration Statement on Form S-4 (File No. 333-257720) (the “Registration Statement”) filed by One Medical with the Securities and Exchange Commission (the “SEC”) on July 6, 2021, as amended by Amendment No. 1 to the Registration Statement, filed by One Medical with the SEC on July 14, 2021 and declared effective by the SEC on July 16, 2021, (2) filed by One Medical with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 16, 2021, and (3) sent by Iora to its stockholders commencing on July 16, 2021. The information contained in this Form 8-K is incorporated by reference into the proxy statement/prospectus/consent solicitation statement. Terms used in this Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the proxy statement/prospectus/consent solicitation statement.

Following the announcement of the merger agreement and as of the date of this Form 8-K, eight lawsuits have been filed by alleged stockholders of One Medical challenging the merger.

One Medical, Iora and the other named defendants deny that they have violated any laws or breached any duties to One Medical’s or Iora’s stockholders and believe that these lawsuits are without merit and that no supplemental disclosure is required to the proxy statement/prospectus/consent solicitation statement under any applicable law, rule or regulation. However, solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the merger that could result from further litigation, One Medical and Iora are providing the supplemental disclosures set forth in this Form 8-K. The supplemental information contained in this Form 8-K should be read in conjunction with the proxy statement/prospectus/consent solicitation statement, which we urge you to read in its entirety. Nothing in this Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the extent that information in this Form 8-K differs from, or updates information contained in, the proxy statement/prospectus/consent solicitation statement, the information in this Form 8-K shall supersede or supplement the information in the proxy statement/prospectus/consent solicitation statement. The information contained in this supplement speaks only as of August 17, 2021, unless the information specifically indicates that another date applies. The following quantitative information, to the extent that it is based on market data, is based on market data as of June 4, 2021 and is not necessarily indicative of current market conditions. Except as otherwise described in this Form 8-K or the documents referred to, contained in or incorporated by reference in this Form 8-K, the proxy statement/prospectus/consent solicitation statement, the annexes to the proxy statement/prospectus/consent solicitation statement and the documents referred to, contained in or incorporated by reference in the proxy statement/prospectus/consent solicitation statement are not otherwise modified, supplemented or amended.

If you have not already submitted a proxy for use at the One Medical virtual special meeting, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that One Medical stockholders may have previously received or delivered. No action is required by any One Medical stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

All page references are to pages in the proxy statement/prospectus/consent solicitation statement as filed by One Medical with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on July 16, 2021, and terms used below, unless otherwise defined, have the meanings set forth in the proxy statement/prospectus/consent solicitation statement.

1.The following disclosure replaces the last chart on page 95 of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined below:

Synergies
($ in millions)

	Projections
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue Synergies	0	39	138	256	377	467	547	637	742	866
EBITDA Impact of Revenue Synergies	0	(9)	(24)	(30)	(26)	(10)	1	10	17	25

EBITDA Impact of Cost Synergies	(5)	(4)	5	18	29	38	51	66	84	104
Total Adjusted EBITDA(1)	(5)	(13)	(19)	(11)	3	28	52	76	101	129
Total Cashflow Impact (excluding taxes)	(48)	(34)	(21)	(1)	15	40	64	88	113	141

(1) Total Adjusted EBITDA impact from Synergies is normalized to exclude impact from cost to achieve Synergies

2.The following disclosure replaces the first full paragraph on page 100 of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined below:

Based on the analysis of the relevant metrics for each of the Iora Comparable Companies and upon the application of its professional judgment and experience (which included the exclusion of outliers and weighting more heavily the Iora Comparable Companies which Morgan Stanley deemed most comparable to Iora in the relevant metrics, with a particular emphasis on Medicare Advantaged-focused primary care companies), Morgan Stanley selected a reference range of revenue multiples of the Iora Comparable Companies and applied this range of multiples to the relevant Iora financial statistics (based on the Iora Seller Case and the Iora Management Case).

3.The following disclosure replaces the last paragraph on page 100 (continuing to the top of page 101) of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined below:

Morgan Stanley calculated the discounted future value of Iora as of March 31, 2021. To calculate the discounted future value of Iora, Morgan Stanley utilized 2023 estimated revenue based on each of the Iora Seller Case and Iora Base Case. Morgan Stanley calculated the future aggregate value of Iora as of December 31, 2022 based on aggregate value to 2023E revenue multiples of 7.0x – 9.0x, which multiple range Morgan Stanley selected based on its professional judgment and experience utilizing the implied current NTM revenue multiple, which was calculated as a blended multiple based on the selected range of 2021 and 2022 revenue multiples described in the section titled “ —Iora Financial Analyses—Selected Publicly Traded Companies Analysis,” and added to the future aggregate value an assumed net debt balance of negative $458 million based on cumulative unlevered free cash flows between March 31, 2021 and December 31, 2022 and cash from the assumed future equity raises described above. The resulting aggregate values as of December 31, 2022 were then discounted back to the present value as of March 31, 2021 using a discount rate equal to an assumed cost of equity of 8.6% based on Morgan Stanley’s estimate of Iora’s mid-point cost of equity derived using the capital asset pricing model (which takes into account certain company-specific inputs, including a beta derived based on selected comparable companies with an observable beta, as well as certain financial metrics from the United States financial markets generally) and then adjusted for the assumed dilution to existing equityholders of Iora described above. This analysis resulted in the following ranges of implied adjusted aggregate values for Iora as of March 31, 2021.

4.The following disclosure replaces the second full paragraph on page 101 of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined below:

Morgan Stanley calculated a range of implied adjusted aggregate values of Iora based on the Iora Seller Case and Iora Base Case scenarios, described in the section titled “—Unaudited Financial Information,” in each case based on estimates of future unlevered free cash flows of Iora from March 31, 2021 through December 31, 2030. Morgan Stanley first calculated the present value of the unlevered forecasted free cash flows (defined as net cash provided by operating activities prior to after-tax interest expense, minus or plus net cash used in or provided by investing activities and inclusive of tax savings from the use of NOLs) of Iora based on estimates by Iora management. Morgan Stanley then calculated a terminal value range for Iora by applying a perpetuity growth rate of 2.5% to 3.5%, selected based on Morgan Stanley’s experience and professional judgment to reflect general long-term nominal economic growth, to the unlevered free cash flow of Iora for the terminal year, resulting in present value of terminal value ranges of $3,869 million to $7,007 million and $2,158 million to $3,909 million for the Iora Seller Case and Iora Base Case, respectively. Morgan Stanley then discounted the unlevered free cash flow and terminal value to present value as of March 31, 2021 using discount rates of 7.8% to 9.3%, representing the range of discount rates for Iora selected by Morgan Stanley based on Morgan Stanley’s estimation of Iora’s weighted average cost of capital derived using the capital asset pricing model, which takes into account certain company-specific inputs, including a beta derived based on selected comparable companies with an observable beta, as well as certain financial metrics from the United States financial markets generally. Morgan Stanley then added existing cash and the present value of the cash from the future capital raises done by Iora on Iora’s balance sheet of $436 million in the aggregate to determine the present value of the total equity value of Iora. Morgan Stanley then multiplied such value by the percentage of ownership held by the existing stockholders of Iora based on the assumed dilution from future capital raises described above and deducted existing cash, resulting in an implied adjusted aggregate value of Iora. Based on the above-described analysis, Morgan Stanley derived the following range of implied adjusted aggregate values of Iora.

5.The following disclosure replaces the second sentence of the last paragraph on page 101 of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined (where added) and struck-through (where deleted) below:

For this analysis, Morgan Stanley applied a perpetual growth rate to the Synergies of 0% (based on Morgan Stanley’s experience and professional judgment and on the assumption that the Synergies do not continue to grow once their projected run-rate is achieved), and discounted net cash flows generated by the Synergies to present value using a range of discount rates of 7.8% to 9.3% (which Morgan Stanley derived based on Iora’s assumed weighted average cost of capital ~~using their experience and professional judgment~~ derived using the capital asset pricing model).

6.The following disclosure replaces the last paragraph on page 102 of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined below:

Based on the analysis of the relevant metrics for each of the 1Life Comparable Companies and upon the application of its professional judgment and experience (which included the exclusion of outliers and weighting more heavily the 1Life Comparable Companies which Morgan Stanley deemed most comparable to 1Life in the relevant metrics, with a particular emphasis on disruptive healthcare technology companies that are not Medicare Advantage-focused), Morgan Stanley selected a reference range of revenue multiples of the 1Life Comparable Companies and applied this range of multiples to the relevant 1Life financial statistics (based on the 1Life Management Case). In deriving equity values from aggregate values, Morgan Stanley assumed $381 million net cash balance.

7.The following disclosure replaces the fourth paragraph on page 103 of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined below:

Morgan Stanley calculated the discounted future value per share of 1Life common stock as of March 31, 2021. To calculate the discounted future value per share of 1Life common stock, Morgan Stanley utilized 2023 estimated revenue based on the 1Life Management Case. Morgan Stanley calculated the future per share value of 1Life as of December 31, 2022 based on aggregate value to 2023 estimated revenue multiples of 8.5x – 11.5x, which multiple range Morgan Stanley selected based on the implied current NTM revenue multiple, which was calculated as a blended multiple based on the average 2021 revenue multiple and the average 2022 revenue multiple and added to the derived future aggregate value an assumed net cash balance of $190 million based on projected net debt balances provided by 1Life management. The resulting future equity values as of December 31, 2022 were then discounted back to the present value as of March 31, 2021 using a discount rate equal to an assumed cost of equity of 8.9% based on Morgan Stanley’s estimate of 1Life’s mid-point cost of equity derived using the capital asset pricing model (which takes into account certain company-specific inputs, including a beta, as well as certain financial metrics from the United States financial markets generally). This analysis resulted in a range of implied values per share of 1Life common stock of $37.00 to $49.00, rounded to the nearest $1 per share.

8.The following disclosure replaces the last paragraph on page 103 (continuing to the top of page 104) of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined (where added) and struck-through (where deleted) below:

Morgan Stanley calculated a range of implied total equity values of 1Life and values per share of 1Life common stock based on the 1Life Management Case, described in the section titled “—Unaudited Financial Information,” in each case based on estimates of future unlevered free cash flows of 1Life from March 31, 2021 through December 31, 2030. Morgan Stanley first calculated the present value of the unlevered forecasted free cash flows (defined as net cash provided by operating activities prior to after-tax interest expense, minus or plus net cash used in or provided by investing activities and includes tax savings from the use of NOLs) of 1Life based on estimates by 1Life management. Morgan Stanley then calculated a terminal value range for 1Life by applying a perpetuity growth rate of 2.5% to 3.5%, selected based on Morgan Stanley’s experience and professional judgment to reflect general long-term nominal economic growth, to the unlevered free cash flow of 1Life for the terminal year, resulting in a present value of terminal value range of $3,229 million to $5,682 million based on the 1Life Management Case. Morgan Stanley then discounted the unlevered free cash flow and terminal value to present value as of March 31, 2021 using discount rates of 8.0% to 9.4%, representing the range of discount rates for 1Life selected by Morgan Stanley based on Morgan Stanley’s estimation of 1Life’s weighted average cost of capital derived using the capital asset pricing model, which takes into account certain company-specific inputs, including a beta, as well as certain financial metrics from the United States financial markets generally. Morgan Stanley then ~~added the present value of tax savings from NOLs (discounted by the applicable weighted average cost of capital) and~~ deducted the net debt and non-controlling interests of 1Life from the resulting value to derive equity value. Net debt was based on the estimate of $381 million of net cash as of May 31, 2021 provided in the 1Life projections. Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of 1Life common stock as of March 31, 2021 of $26.00 to $42.00, rounded to the nearest $1 per share.

9.The following disclosure replaces the third paragraph on page 106 of the proxy statement/prospectus/consent solicitation statement. The modified text is underlined below:

In order to better compare the brokers’ price targets with the 1Life share price, Morgan Stanley, based on its professional judgment and experience, discounted each broker’s price target to present value by applying, for a 12 month discount period, an illustrative discount rate of 8.9%, which was selected by Morgan Stanley based on 1Life’s assumed mid-point cost of equity of 8.9%, derived in the manner described above under “—1Life Financial Analyses—Discounted Future Value Analysis. This analysis resulted in a discounted broker target range for 1Life common stock of $38 per share to $58 per share, rounded to the nearest $1 per share.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between One Medical and Iora, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding One Medical’s and Iora’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of One Medical’s and Iora’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability of the parties to consummate the proposed merger, satisfaction of closing conditions precedent to the consummation of the proposed merger, potential delays in consummating the merger, the ability of One Medical to timely and successfully achieve the anticipated benefits or synergies of the merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response; the occurrence of any event, change, or other circumstances that could delay or prevent closing of the proposed merger or give rise to the termination of the merger agreement; the expected financial condition, results of operations, earnings outlook and prospects of One Medical, Iora and the combined company following completion of the merger; the ability of One Medical and Iora to maintain relationships with their respective employees, providers, vendors, partners, patients, members or enterprise clients as a result of the uncertainty surrounding the merger; the timing, outcome and results of integrating the operations of One Medical with those of Iora and the timing and outcome of anticipated benefits or potential synergies, including realization of projected financial targets, from combining the companies; the possibility that One Medical or Iora may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied, including that a governmental entity may prohibit, delay, or refuse to grant regulatory approval for the consummation of the proposed merger; risks that the transaction disrupts current plans and operations of One Medical or Iora, including the diversion of management time and other resources to transaction-related matters; the ability to timely recognize the benefits of the transaction, if at all; the amount of the costs, fees, expenses and charges related to the transaction; uncertainty as to the long-term value of One Medical’s common stock; changes in merger-related transaction costs, the amount of fees paid to financial advisors and the potential payments to Iora’s executive officers in connection with the merger; the outcome of any legal proceedings that have been or may be instituted against One Medical, Iora, or others following announcement of the transactions contemplated by the merger agreement; and the factors set forth under the heading “Risk Factors” of One Medical’s Annual Report on Form 10-K for the year ended December 31, 2020, One Medical’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, and in subsequent filings with the SEC. These risks, as well as other risks associated with the potential transaction, are more fully discussed in the proxy statement/prospectus/consent solicitation statement filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. One Medical does not assume any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the merger, One Medical filed with the SEC the Registration Statement, which included the proxy statement/prospectus/consent solicitation statement. The SEC declared the Registration Statement effective on July 16, 2021, and the proxy statement/prospectus/consent solicitation statement was first sent to stockholders of One Medical and Iora on or about July 16, 2021. One Medical may file other documents regarding the merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ONE MEDICAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by One Medical through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from One

Medical by contacting One Medical’s Investor Relations by email at investor@onemedical.com, or by going to the One Medical web page at https://investor.onemedical.com.

Participants in the Solicitation

The respective directors and executive officers of One Medical and Iora may be deemed to be participants in the solicitation of proxies from One Medical’s stockholders and written consents from the security holders of Iora in connection with the proposed merger. Stockholders may obtain additional information regarding the interests of such participants by reading the Registration Statement and the proxy statement/prospectus/consent solicitation statement and other relevant materials filed with the SEC regarding the merger. Investors should read the Registration Statement and the proxy statement/prospectus/consent solicitation statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

1LIFE HEALTHCARE, INC.

	By:	/s/ Bjorn Thaler
Dated: August 17, 2021		Bjorn Thaler
Chief Financial Officer